[Letterhead of Sutherland Asbill & Brennan LLP]

November 1, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-183605)

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 6 (the “Post-Effective Amendment”) to its shelf registration statement on Form N-2 (File No. 333-183605), which was originally declared effective by the Commission on January 18, 2013 (the “Initial Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Initial Registration Statement, except for the inclusion of audited financial statements and related financial data for the year ended December 31, 2012 and unaudited financial statements and related financial data for the period ended June 30, 2013, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon